

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Michael Yufeng Chi
Chairman and Chief Executive Officer
Perfect World Co., Ltd.
8th Floor, Huakong Building
No. 1 Shangdi East Road, Haidian District
Beijing 100085, People's Republic of China

> **Re: Perfect World Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **File No. 001-33587**

Dear Mr. Chi:

We have reviewed your letter dated October 22, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 30, 2010.

Form 20-F for the fiscal year ended December 31, 2009

Item 4. Information on the Company

B. Business Overview

Restrictions on Foreign Investment, page 48

1.   Please note that we are continuing to evaluate your responses to prior comments 1 and 2. We may have further comments.

Item 5. Operating and Financial Review and Prospects, page 58

2. You indicate in response to prior comment 3 that changes in the operating data, i.e., aggregate average concurrent users (ACU), active paying customers (APC) and average revenue per active paying customer (ARPU), does not always correlate with changes in revenue. It appears, based on the table provided, that you would be able to use this operating data to explain the factors contributing to the changes in revenues. For example, in a period of higher revenue, in which APC increased, while the ARPU declined, this may indicate that revenue has increased as a result of an increase in volume rather than due to an increase in price. Considering your disclosure on page 60, as noted in comment 1 of our letter dated August 6, 2010, that your revenue growth will depend primarily on the increase in the number of players and the average spending of each player, it appears that these operating metrics are significant to your explanation of changes in item-based online game revenue. Consider discussing and analyzing in future filings or advise.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant

cc: Via facsimile at +852 3910 4850
     Z. Julie Gao, Esq.